PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

February 25, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

Re:	Advantage Funds, Inc.

(File Nos.: 033-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about February 27, 2019, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 158 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 152 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on December 28, 2018 for the purpose of making certain changes to a series of the Registrant, Dreyfus Global Dynamic Bond Income Fund (the "Fund"). Such changes included: (i) adopting a new investment policy that requires the Fund, under normal market conditions, to invest at least 10% of its net assets in each of government bonds, emerging market sovereign debt and investment grade and high yield corporate instruments; (ii) changing the Fund's performance baseline benchmark from USD 1-Month LIBOR to USD 1-Month LIBOR plus 3% before fees and expenses, over a five-year period; and (iii) changing the name of the Fund to Dreyfus Global Dynamic Bond Income Fund to better reflect the new investment policy.

This letter is being filed to respond to supplemental comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Keith Gregory of the Staff via telephone on February 22, 2019. The Amendment is being filed in order to respond to these comments, as well as comments previously provided by Mr. Gregory on February 12, 2019 (which were responded to via letter filed with the Commission on February 21, 2019) and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Fund Summary—Principal Investment Strategy

1.	Staff Comment: The Staff previously commented:

Please disclose that derivatives are counted towards the Fund's 80% policy in Item 4 and are valued at market value either in Item 4 or Item 9.

The Registrant's response does not adequately respond to the Staff's initial comments. If derivatives with similar economic characteristics to bonds and other instruments are included in investments comprising the Fund's 80% policy, this should be clearly disclosed in Items 4 and 9. In addition, disclosure should be included that such derivatives will be valued at market value.

Response: The following disclosure will be added to Items 4 and 9 in the Amendment: "To the extent such derivative instruments have similar economic characteristics to bonds and other instruments as described in the fund's policy with respect to the investment of at least 80% of its net assets, the market value of such instruments will be included in the 80% policy." Disclosure will also be included in the Amendment that such derivatives will be valued at market value.

2.	Staff Comment: The Staff notes that the Fund is a global bond fund. The disclosure indicates that the Fund will invest significantly at least 40% of its net assets in companies organized or located outside the United States, as well as certain other determinative factors. The disclosure also indicates that the Fund may at times invest a substantial portion of its assets in a single country. Please reconcile. If the Fund expects to invest principally a substantial amount of its assets in a single country, please include appropriate disclosure in the principal investment strategy section and include related principal risk disclosure.

Response: The following sentence will be removed from the Amendment: "The fund ordinarily invests in at least three countries, and, at times, may invest a substantial portion of its assets in a single country."

Fund Summary—Principal Risks

3.	Staff Comment: The Staff previously commented:

Portfolio Turnover Risk states that the Fund may engage in short-term trading. Please reflect the Fund's frequent trading strategy in the principal investment strategy disclosure. See Instruction 7 to Item 9(b) of Form N-1A.

The Registrant's response indicates that the Fund does not intend to engage in short-term trading to achieve its principal investment strategy. However, the Staff notes that language regarding short-term trading is included in Portfolio Turnover Risk. If short-term trading is not a principal investment strategy of the Fund, and portfolio turnover risk is not a principal risk of the Fund, please move this risk elsewhere in the prospectus as a non-principal risk or to the SAI.

Response: Portfolio Turnover Risk has been moved to "Fund Details – Investment Risks," as it is not a principal investment risk of the Fund.

Fund Details—Goal and Approach

4.	Staff Comment: The Staff previously commented:

The first sentence of the ninth paragraph states: The fund's investments may include: bonds, notes (including structured notes), euro and Yankee dollar instruments, money market instruments, inflation-indexed securities, asset-backed securities, mortgage-related securities, and municipal obligations." Please disclose only those securities in which the Fund actually intends to invest as part of its principal investment strategy. Please move any non-principal investment strategies or investments to another section of the prospectus or to the SAI. The Staff notes that risks relating to a number of these securities are included in the non-principal risks discussion in this section (see Item 9 of Form N-1A and IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014).

The Staff believes that the Registrant's response does not adequately respond to the Staff's initial comment. The new disclosure indicates that the Fund will typically invest in bonds and notes. The sentence following includes a long list of investments in which the Fund may invest. Some of these investments appear to include principal investments of the Fund as described under the second and third paragraphs of "Fund Details – Goal and Approach." However, others appear to be non-principal investments of the Fund. Please review the disclosure and indicate which investments are principal investments and which investments are non-principal investments. In the alternative, please move disclosure about all non-principal investments to the SAI (see Item 9 of Form N-1A and IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, June 2014).

Response: The referenced previously added disclosure will be removed from the Amendment. The following disclosure will be added to the Amendment: "Although not a principal investment strategy, the fund's investments also may include inflation-indexed securities, asset-backed securities and mortgage-related securities."

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Jeff Prusnofsky

Max Vogel

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